Via Facsimile and U.S. Mail
Mail Stop 4720

December 8, 2009

Xin Sun, CEO and CFO
China Health Industries Holdings, Inc.
68 Binbei Street
Songbei District, Harbin City
People's Republic of China

Re: **China Health Industries Holdings, Inc.**
     Form 10-K filed October 27, 2009, as amended
     File No. 000-51060

Dear Mr. Sun:

We have reviewed your November 17, 2009 response to our comment letter dated November 6, 2009. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. We are re-issuing our November 12, 2009 oral comment which requests that you provide us with proposed language to be included in an amendment to your Form 10-K. Based on your response to prior comment 2, in this explanatory note, please include the following

   - a statement that your audit opinion included in your Form 10-K filed October 27, 2009 was qualified due to the fact that your auditors excluded your inventory from the scope of its audit report;

- a statement that you amended your Form 10-K filed on November 13, 2009 to file an unqualified audit opinion;
- a statement that on November 7, 2009 your auditor re-audited the company;
- a description of the audit procedures performed on November 7, 2009; and
- an explanation as to how your auditor audited your inventory as of June 30, 2009 from its November 7, 2009 audit.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Daniel Greenspan, Special Counsel, at (202) 551-3623 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Benjamin A. Tan, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd Floor
New York, NY 10006